

07000760



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 8 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/22/05 (Inception) AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STONEHURST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PARKSHORE DRIVE, SUITE 100
(No. and Street)

FOLSOM	CALIFORNIA	95630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP BORUP (916) 932-2870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILLIP BORUP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEHURST SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Phillip Borup
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Sacramento } ss.

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 2nd (Date) day of February (Month), 2007 (Year), by

(1) Phillip Bong (Name of Signer),

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature of Notary Public


AMY ALLEN
Commission # 1638283
Notary Public - California
Sacramento County
My Comm. Expires Jan 15, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Report Audited Report

Document Date: 12/31/06 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

©2004 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonehurst Securities, Inc.
Folsom, California

We have audited the statement of financial condition of Stonehurst Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from inception (April 22, 2005) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonehurst Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2007

STONEHURST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 11,223
Deposit with clearing broker	10,285
Commissions receivable	3,101
Prepaid expense	2,291
Equipment, net of accumulated depreciation of $ 1,951	3,902
	$ 30,802

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 6,069
Commissions payable	2,658
Total liabilities	8,727
Stockholder's equity	
Common stock, no par value, 750,000 shares authorized, 250,000 shares issued and outstanding	8,750
Preferred stock, no par value, 250,000 shares authorized, 250,000 shares issued and outstanding	8,750
Additional paid in capital	93,940
Deficit	(89,365)
Total stockholder's equity	22,075
	$ 30,802

See notes to financial statements.

STONEHURST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Period from Inception (April 22, 2005) to December 31, 2006

REVENUES	
Private placement fees	$ 19,613
Consulting and other income	93,168
	112,781
EXPENSES	
Compensation	83,725
Commission expense	4,816
Professional fees	51,326
Regulatory fees	4,540
Other operating expenses	56,939
	201,346
LOSS BEFORE INCOME TAXES	(88,565)
INCOME TAX	800
NET LOSS	$ (89,365)

See notes to financial statements.

STONEHURST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period from Inception (April 22, 2005) to December 31, 2006

	Common Stock		Preferred Stock		Additional Paid in		
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Issuance of common stock	750,000	$ 26,250		$	$	$	$ 26,250
Issuance of preferred stock			250,000	8,750			8,750
Additional paid in capital					93,940		93,940
Repurchase of common stock	(500,000)	(17,500)					(17,500)
Net loss	-	-				(89,365)	(89,365)
Balance, December 31, 2006	250,000	$ 8,750	250,000	$ 8,750	$ 93,940	$ (89,365)	$ 22,075

See notes to financial statements.

STONEHURST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Period from Inception (April 22, 2005) to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (89,365)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,951
Change in assets and liabilities:	
(Increase)decrease in:	
Deposit with clearing broker	(10,285)
Commissions receivable	(3,101)
Prepaid expenses	(2,291)
Decrease(increase) In:	
Accounts payable and accrued expenses	6,069
Commissions payable	2,658
Net adjustments	(4,999)
Net cash used by operating activities	(94,364)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash payments for purchase of equipment	(5,853)
Net cash used by investing activities	(5,853)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	26,250
Proceeds from issuance of preferred stock	8,750
Additional paid in capital contributions	93,940
Payment for repurchase of common stock	(17,500)
Net cash provided by financial activities	111,440
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,223
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,223
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 800

See notes to financial statements.

STONEHURST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from Inception (April 22, 2005) to December 31, 2006

NOTE A – Summary of Significant Accounting Policies

General

Stonehurst Securities, Inc. (the Company), a California corporation, was incorporated in April, 2005, and was registered as a broker-dealer under the Securities and Exchange Act of 1934 in November, 2005 and the National Association of Securities Dealers in March, 2006. The Company's primary business objective is to work with its registered representatives to build their financial practices and better serve their clients by simplifying operational processes and maintaining a wide variety of product offerings that support their clients' investment objectives. The Company's products and services include financial planning, private placement securities, municipal securities, mutual funds, annuities, life insurance, stocks and bonds.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Commission revenues are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STONEHURST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from Inception (April 22, 2005) to December 31, 2006

NOTE A – Summary of Significant Accounting Policies (Continued)

Commissions Receivables

The Company considers commissions receivable to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Equipment

Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using accelerated methods over the estimated useful life (3 years) of the asset. The Organization's policy is to capitalize furniture and equipment purchases greater than $750.

Income Taxes

Deferred income taxes are provided for operating losses available to offset future taxable income.

NOTE B – Related Party Transactions

The president and sole shareholder in the Company is also an officer and member of Golden State Development Group, LLC (Golden State). Golden State provides the Company with consulting and advisor services. For the period from inception (April 22, 2005) to December 31, 2006, the Company paid $ 24,500, to Golden Gate for such services. These amounts are included in professional fees in the statement of operations.

NOTE C – Lease Commitment

Minimum lease payments under a non-cancelable operating lease for the Company's office which expires January 31, 2008, are:

2007	$ 27,000

Lease payments aggregating $17,746 are included in other operating expenses in the statement of operations.

STONEHURST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from Inception (April 22, 2005) to December 31, 2006

NOTE D – Preferred Stock

The Company is authorized to issue 250,000 shares of no par, non voting preferred stock; there were 250,000 issued and outstanding at December 31, 2006.

NOTE E – Income Taxes

The provision for income taxes is for state taxes currently payable.

The Company's total deferred tax assets and deferred tax asset valuation allowance at December 31, 2006, is as follows:

Deferred tax assets	$ 30,380
Deferred tax valuation allowance	(30,380)
	$ 0

The Company has incurred operating losses since inception. Since the future tax benefit of the net operating loss is dependent on the Company attaining future profitable operations, a valuation allowance of $30,380 has been provided.

At December 31, 2006, the Company has net operating loss carryforwards of $90,145 for federal and $84,345 for state income tax purposes available to offset future state taxable income until 2026 as follows:

Federal	State	Expiring
$	$ 84,345	2016
5,000		2025
85,145	-	2026
$ 90,145	$ 84,345	

STONEHURST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from Inception (April 22, 2005) to December 31, 2006

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company's net capital is $15,292, which is $10,292 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was .57 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

STONEHURST SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2006

NET CAPITAL

Stockholder's equity	$ 22,075
Less nonallowable assets:	
Commissions receivable	(384)
Prepaid expense	(2,291)
Furniture and equipment, net	(3,902)
NET CAPITAL BEFORE HAIRCUT	15,498
Haircut on clearing deposit	(206)
NET CAPITAL	$ 15,292

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,069
Commissions payable	2,658
	$ 8,727

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement (6-2/3 % of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of minimum requirement	$ 10,292
Ratio of aggregate indebtedness to net capital	.57 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of June 30)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 14,074
Audit adjustment – Payroll taxes payable	1,159
Non-allowable asset	59
Net capital as reported herein	$ 15,292
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 9,886
Audit adjustment – Payroll taxes payable	(1,159)
Aggregate indebtedness, as reported herein	$ 8,727

These differences result in a ratio of aggregate indebtedness to net capital of .57 to 1.0 rather than .70 to 1.0 as previously reported.

STONEHURST SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2006

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2006

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 29, 2007

Board of Directors
Stonehurst Securities, Inc.
Folsom, California

We have audited the financial statements of Stonehurst Securities, Inc. for the period from inception (April 22, 2005) to December 31, 2006, and have issued our report thereon dated January 29, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonehurst Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in Rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Stonehurst Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

END